Exhibit 99.1

September 15, 2025
Fiverr International, Ltd. (NYSE: FVRR)
Company Update

Dear shareholders,

This morning, Micha published a letter to the team announcing a restructuring plan. The resizing and refocusing effort will allow Fiverr to go after growth opportunities as a leaner organization with an AI-native infrastructure and mindset. A copy of Micha’s letter is attached below to provide additional information regarding this transformation.

We do not expect the changes we are implementing today to materially impact business activities across our marketplace in the immediate future. As such, we are reiterating our guidance for Q3 and FY25. We expect to reinvest part of the savings in the business, with the rest flowing to the Adjusted EBITDA1 line. As a result, we expect to achieve our long-term Adjusted EBITDA margin1 of 25% in 2026, a year ahead of our target. We are not updating our long-term Adjusted EBITDA margin target at this time, but we believe there could be additional upside to it as we continue to drive efficiency through scale and AI adoption.

1. See “Non-GAAP Financial Measures” at the end of this release for additional information regarding the non-GAAP metrics.

A Message from Founder and CEO Micha Kaufman

Hey team,

I am writing to you today with an important update on Fiverr.

For months, I've been sharing my thoughts on how AI is reshaping not only work but also the increasingly immersive ways humans and machines interact. This will lead to fundamental changes in how societal activities are organized and how businesses operate. The speed at which technology is changing, and the possibilities it brings, are incredible, and they demand new thinking and higher velocity to stay at the top of our game.

We’re already one of the companies to embrace AI across everything we do, and we are reaping the benefits of what small, productive AI teams can deliver. Neo, Fiverr Go, Dynamic Matching, and how we code, market, and provide customer care are all great examples of that.

We need to accelerate this mode of work. We can and should dream bigger and build faster, using this moment to build what's next for Fiverr on a modern, clean, AI-focused infrastructure from the ground up. Our infrastructure was built over the course of many years, and it is not about just adding more people to build on top of it; it is about simplifying it. This is a different skill and a different mindset. It requires going back to startup mode.

Today, we are launching such a transformation for Fiverr, to turn Fiverr into an AI-first company that's leaner, faster, with a modern AI-focused tech infrastructure, a smaller team, each with substantially greater productivity, and far fewer management layers.

This transformation requires a painful reset, and as we make it, we will be parting ways with approximately 250 team members across the different departments, resulting in a smaller and flatter organization. This is possibly one of the toughest decisions that I have had to make, especially as Fiverr is such a magical place with a strong sense of belonging and mission-driven culture.

Fewer people, more productivity

Sixteen years ago, we founded Fiverr to change the way the world works, at a time when freelancing, productizing services, and digital transformation all seemed nascent areas for the business community. Today, with the labor force increasingly becoming fluid, human skills rapidly evolving, and AI blurring the line between products and services, our mission is more relevant and critical than ever. Millions of businesses around the world already depend on Fiverr to stay competitive, but we know there are even larger opportunities that we have yet to tap into - AI applications, enterprise budgets, and long-term projects. To aggressively pursue these opportunities, we need to go back to a startup mode, with speed and agility, a flatter organizational structure, and an AI-focused infrastructure and methodology.

Over the past year, we have implemented many AI projects across our organization. We’ve witnessed firsthand how AI can automate and streamline processes, liberate humans from manual and tedious tasks, and unlock capabilities that were historically not possible or too expensive. As we evaluate what has been done and what can be done, we believe we don’t need as many people to operate the existing business. Sometimes it’s about efficiency, as we’ve seen in customer support, where AI helps the team consolidate knowledge and reduce SLA for ticket resolution. Other times it’s about being more efficient and better performance, for example, the AI work we are doing around marketplace integrity and fraud detection. The opportunity to run a leaner organization also allows us to work more closely as a team. Personally, I expect to work more directly with each one of you, with fewer reporting layers and more time to sit down together, and build.

Investing in the future

With AI rapidly changing the human skills landscape, forcing business leaders to rethink how they structure their teams and infrastructure, it’s exciting to see how it increasingly converges with the future of work that Fiverr has been preaching all these years. It continues to be my passion and vision to build a modern talent marketplace with deep knowledge and mapping of talent’s skill and content, intelligent orchestration of projects and tasks, and seamless end-to-end fulfillment as easy as buying something on Amazon. While we’ve made some progress so far, we are just scratching the surface. We know there’s a lot of growth runway ahead to expand Fiverr’s use cases and drive adoption. The intention of the transformation we are undertaking today is to empower us to move forward towards that vision as a faster and leaner organization. As a company, we will also aggressively invest in AI, including upskilling our existing team as well as attracting top AI-native talent, as people continue to be the backbone of everything we do. We are also looking to expand our go-to-market capabilities in growth verticals and upmarket segments. We expect the investment to occur over time, and we will provide more color as they materialize.

A few final words

I’m deeply thankful to all of you, internally and externally, for making Fiverr what it is today. And I’m incredibly excited for what's yet to come.

To those who will be leaving us: thank you! We do not take your contribution for granted, and we plan to do everything we can to provide you with comprehensive support - generous severance, extended healthcare, career transition assistance, and personal help from our leadership team.

To our community: Rest assured that your business on Fiverr won’t be impacted in any way throughout this transformation. Our commitment to empowering you and democratizing access to opportunities remains steadfast. And ultimately, we are transforming our company in order to build exciting products for you, and to support your business and your career.

To our team who’s staying: you are the foundation of what comes next. We're not starting over - we're building on everything we've accomplished together. I look forward to sharing the plan and working with each one of you very shortly.

Micha
Founder & CEO
Fiverr

Non-GAAP Financial Measures

This letter includes certain financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin. Adjusted EBITDA is defined as net income (loss) before financial expenses (income), taxes, and depreciation and amortization as further adjusted for share-based compensation expense, earn-out revaluation, acquisition related costs and other non-recurring costs. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue.

Adjusted EBITDA and Adjusted EBITDA margin, should not be considered in isolation, as an alternative to, or superior to net income (loss), revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

We are not able to provide a reconciliation of Adjusted EBITDA to net income (loss), the nearest comparable GAAP measure and Adjusted EBITDA margin guidance for the period ending December 31, 2026, because certain items that are excluded from Adjusted EBITDA and Adjusted EBITDA margin cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the potential impact of AI, reduction in force and expected implications, future opportunities, our expected growth and investments and expected financial performance including EBITDA margin goals, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2025, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.